                                                               November 24, 2000


RE:      LUKOIL Tender Offer: Election to Tender
         PLEASE FILL OUT, SIGN AND RETURN TO HUMAN RESOURCES DEPT. IN JERICHO

Dear Participant in the Getty Petroleum Marketing Inc.
Employee Stock Ownership Plan ("ESOP"):

         As you know, Mikecon Corp., a subsidiary of OAO LUKOIL, has commenced a tender offer to purchase all of the Company's issued and outstanding shares of Common Stock for $5.00 per share. Copies of LUKOIL's offer to purchase and the Company's responses supporting the offer are enclosed.

         As a participant in the ESOP, you have the right to decide whether you would like the shares allocated to you in your ESOP account tendered to LUKOIL pursuant to the offer to purchase. If you elect to have your shares tendered, upon the completion of the tender LUKOIL will pay to the ESOP for your account $5.00 times the number of shares allocated to you. The cash the ESOP receives for the shares allocated to you will, for the time being, be invested in a Schwab Money Market Fund.

         If you do not elect to have your Getty Petroleum Marketing Inc. shares tendered, the shares will continue to be held in the ESOP. However, if the tender offer is completed successfully, LUKOIL intends to merge the Company with a LUKOIL subsidiary. Upon completion of the merger, LUKOIL will also pay $5.00 per share for all allocated ESOP shares which have not been previously tendered. As previously stated, the cash received by the ESOP will be invested in a Schwab Money Market Fund.

Please print your name and sign your name below and indicate in one of the spaces below whether or not your would like to have the shares allocated to your ESOP account tendered to LUKOIL's subsidiary, Mikecon Corp.:


             --------------------------
             Print your name


             --------------------------
             Your signature


             Please tender the shares of
             Getty Common Stock allocated
             to my ESOP account to Mikecon Corp.
                                                           ----------

             Do not tender the shares
                ---                                        ----------

LUKOIL Tender Offer: Election to Tender                                   Page 2


         The Trustees of the ESOP will abide by your instructions. If you do not make an election, the Trustees will tender the number of shares for which elections are not made based on the same ratio of elections to tender and elections not to tender. (For example, if participants who have been allocated 200,000 shares elect to tender and participants allocated 100,000 shares elect not to tender, the shares for which elections are not made will be tendered in the same ratio: for every three such shares, two of them will be tendered by the Trustees.)

         After you have made your election in one of the spaces above, please return this letter to the Human Resources Department in Jericho in the return envelope provided for your convenience. Please also make certain you have printed and signed your name.

         In the event that the tender is not completed, the ESOP shares will, of course, not be sold and the shares will continue to the be held in the ESOP.

         In the event that the tender and the merger are completed, LUKOIL has advised us that it presently intends to terminate the ESOP early next year. However, when the ESOP is terminated, LUKOIL has advised us that it presently intends to have the Company make contributions to the 401(k) Plan equal to the payments the Company would otherwise have been required to make to the ESOP. These contributions will be allocated (to the maximum extent permitted by law) in proportion to compensation among the 401(k) Plan accounts of employees who are employed by the Company on the last day of the applicable Plan year. (If you are a ESOP participant who does not now have an account in the 401(k) Plan, one will be created for you for this purpose). These contributions will continue for the two year period during which contributions would otherwise have been required to be made to the ESOP.

         When the ESOP has been terminated, the cash in your ESOP account will be transferred to your 401(k) Plan account, to be invested in accordance with your current deferral election under the 401(k) Plan.

         The Board of Directors of Getty has adopted a Resolution to the effect that all ESOP shares allocated to the participants will become fully vested for all Getty employees who continue to be employed by Getty until the completion of the Lukoil tender offer. In the event that the Lukoil tender offer is not completed or if an employee ceases working for Getty before the tender offer is completed, then the current vesting schedule shall remain in effect.

         Should you have any questions, please call me at (516) 338-1550 or Carolann Gaites at (516) 338-1499.

Very truly yours,



Samuel M. Jones
Vice President and General Counsel


SMJ/lbl